VIA EDGAR	February 19, 2014

Ryan Adams
J. Nolan McWilliams
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Registration Statement on Form S-1
Filed February 7, 2014
File No. 333-192804

In accordance with Rule 461 under the Securities Act of 1933, Embarr Downs, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 12:00 p.m., Washington, D.C. time, on Monday, February 24, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Embarr Downs, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO/President